Oxford Hounds™

Superior quality mens luxury apparel and accessories from designer to doorstep

James Tulin
Founder & CEO

jim@oxfordhounds.com

Vision and Value Proposition

Oxford Hounds is a DTC mens luxury lifestyle apparel and accessories brand that crafts exceptional products exclusively from Italian materials and craftsmanship & passes the savings along to the consumer



The Problem

- Most luxury brands are found in boutiques and brick & mortar
- Male luxury customer **detests** 👎 shopping in stores - too difficult a process
- Customer is paying inflated prices for inferior quality product to subsidize retailer and wholesalers margins
- 25k brick & mortar doors expected to close in 2020


RETAIL BANKRUPTCIES
RAGE ON IN 2020
PAPYRUS
FEBRUARY 17
MODELL'S
ALDO
JCPenney
Stage Stores
MAY 11
GNC
ANN TAYLOR
The Paper Store
JULY 14
AUGUST 12
yahoo!
finance

The Solution


chubbies
Glossier.
DOLLAR SHAVE CLUB
EVERLANE
WARBY PARKER
Casper
HARRY'S
BONOBOS
BARK BOX
soylent
allbirds
MVMTH
BOMBAS

- **DTC only** - we take the hassle out of shopping by bringing the store directly to the consumer

- **Better Value** - **No** middleman - affordability to use superior quality materials & craftsmanship and pass savings on to the customer

- **Customer Centric** - we don't just sell products we build relationships

- **We ❤️ our customers** - high value loyalty benefits, perks & rewards

Target Market and Opportunity

- 2019 e-commerce sales in fashion apparel & accessories - $103B & projected to grow to $194B by 2023
- Share of on line apparel sales as a portion of total apparel & accessories is increasing at a faster pace than all of US e-commerce
- Online apparel sales grew 18.5% in 2019 & represented 34.4% of US apparel sales, up 30.6% in 2018



Apparel & Accessories Retail Ecommerce Sales
US, 2018-2022
$103.66
$118.20
$134.16
$151.57
$170.52
19.7%
19.6%
19.4%
19.3%
19.1%
2018
2019
2020
2021
2022
billions
% of total retail ecommerce sales
Source: eMarketer, February 2018
www.eMarketer.com

Market Validation


$800B
$600B
$400B
$200B
2018
2019
2020
2021
2022
Global Apparel Sales
Global Accesories Sales
US Luxury Goods Sales

Growth Strategy


Facebook / Instagram Ads
Proprietary Digital Platform
SEO, SEM, SMM
Customer Loyalty Programs
Marketing & Sales
Email Campaigns
Public Relations
Highly skilled customer agents
Chat live with Experts
Customer Review Boards
Customer Service
Growth Strategy
Interactive website
USA
International
Original Design
Sustainability
Predictive Analytics
Product Development
Customer Feedback

Revenue Model

From Designer to Doorstep - ❌ **NO** Middleman

Oxford Hounds:

$20 shirt cost → $90 MSRP = $70 GP → **+218% GP compared to competition**

MSRP 25% < competition

Competition:

$20 shirt cost → Retailer pays $42 → $120 MSRP = $22 Vendor GP pre-markdown contribution

Price required to maintain 65% Retail IMU

Competition

	PETER MILLAR	TOMMY HILFIGER	vineyard vines	Oxford Hounds
Italian Materials	✗	✗	✗	✓
Original Design	✓	✗	✗	✓
Exclusively DTC	✗	✗	✗	✓
Price-value 👍	✓	✗	✗	✓

Competitive Advantage



- Teams unrivaled 50+ years of expertise and experience in this space
- All products crafted only from the finest Italian materials & workmanship
- We believe we are the only exclusively DTC mens luxury lifestyle brand
- We employ a proprietary digital marketing platform dedicated to consumer sales
- Long term personal relationships with strategic partners

Investment and Use Of Funds

Total Investment - $2.5M ($1.07M from this offering converting to a Reg A+)


16%
6%
46%
16%
16%
Working Capital
Inventory
Product Development
Closing Cost
Misc Expenses

Team

Passion, Perseverance & Dedication…………



James Tulin - Founder & CEO
Former CPO, Director & Principal Swank Inc. (largest mens & ladies accessories firm in the world)



Alexander Tulin - CMO
Product development & branding liaison to Ralph Lauren, Guess & Tommy Hilfiger



James Tulin II - COO
20 years experience social media and DTC marketing

Advisory

Jerry Kassner - CFO Swank Inc. 1999-2014

Joseph Hipple - CEO & Founder, F.E.A. | Strategies Group, LLC

Oxford Hounds™

James Tulin
Founder & CEO

jim@oxfordhounds.com